UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated April 4, 2011: Paragon Shipping Inc. announces filing of IPO registration statement by its wholly-owned Subsidiary Box Ships Inc.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: April 4, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. ANNOUNCES FILING OF IPO REGISTRATION STATEMENT BY ITS WHOLLY-OWNED SUBSIDIARY BOX SHIPS INC.

ATHENS, Greece, April 4, 2011 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes and containers, announced today that its wholly-owned subsidiary, Box Ships Inc. (“Box Ships”), has filed a registration statement with the U.S. Securities and Exchange Commission (the "SEC") for an initial public offering (the "Offering") of 10,000,000 shares of common stock of Box Ships.  Immediately following the closing of the offering, the Company will own approximately 22.7% of the issued and outstanding shares of Box Ships’ common stock, assuming that the underwriters do not exercise their overallotment option.

The joint book-running managers are UBS Investment Bank and Morgan Stanley & Co. Incorporated.  Cantor Fitzgerald & Co., ABN AMRO Bank N.V., Stifel, Nicolaus & Company, Incorporated, Lazard Capital Markets LLC and UniCredit Capital Markets, Inc. are acting as co-managers of the offering.

When available, copies of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained from UBS Investment Bank at 299 Park Avenue, New York, New York 10171, Attention: Prospectus Department; phone: (888) 827-7275, or from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone (866) 718-1649, or by e-mailing prospectus@morganstanley.com.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective.  These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The statements in this press release that are not historical facts may be forward-looking statements.  These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

Contacts:

Investor Relations / Media

Capital Link, Inc.

Paul Lampoutis

230 Park Avenue

Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: paragon@capitallink.com